Workhorse Group Inc.

100 Commerce Blvd.

Loveland, OH 45140

December 12, 2016

Via Edgar

J. Nolan McWilliams, Attorney-Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Workhorse Group Inc.
Registration Statement on Form S-3
Filed August 11, 2016
File No. 333-213100

Mr. McWilliams:

The following responses address the comments of the Staff (the “Staff”) as set forth in your most recent letter dated September 7, 2016 (the “Comment Letter”) relating to the above references registration statement filed August 11, 2016 (the “S-3”) by Workhorse Group Inc. (the "Company").

General

1.	Please tell us how you determined that the aggregate market value of your voting and non-voting common equity held by non-affiliates is $75 million or more as of a date within 60 days prior to the date of filing. Alternatively, to the extent you intend to rely on General Instruction I.B.6, please confirm you will include on the prospectus cover the disclosure called for by Instruction 7 to I.B.6.

Response

We evaluated the aggregate market value of our voting and non-voting common equity held by non-affiliates (the “Non-Affiliate Float”) as of August 9, 2016. On August 9, 2016, the Company had 25,068,759 shares of common stock outstanding. The closing price as of such date was $6.84. Please note that the closing price as of December 8, 2016 was $7.23. The affiliates held 10,386,267 shares of common stock. These shares were held by Jospeh Lukens, Stephen Baksa, Stephen Burns (CEO and Director), Benjamin Samuels (Director), Gerald Budde (Director) and Martin Rucidlo (Executive Officer). James Taylor (Director), Raymond Chess (Director) and Julio Rodriguez (CFO) did not own shares of common stock as of August 9, 2016. Accordingly, our non-affiliate float consisted of 14,682,492 shares of common stock. Based on the closing price of $6.84 of August 9, 2016, our Non-Affiliate Float was $100,428,245.28, which was in excess of $75 million.

Exhibit Index, page II-5

2.	You state in the footnote to the exhibit index that the Form of Senior Debt Securities Indenture and Form of Subordinated Debt Securities Indenture will be filed by amendment or incorporated by reference. Please file these forms of indenture prior to effectiveness. Please refer to Item 601(b)(4) of Regulation S-K and, for additional guidance, interpretive response 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations.

Response

We have amended the S-3 to provide the Form of Senior Debt Securities Indenture and Form of Subordinated Debt Securities Indenture.

***

The Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our attorney, Stephen Fleming, at 516-833-5034 if you have any questions or comments. Thank you.

Very truly yours,

/s/ Julio Rodriguez
Julio Rodriguez, CFO